Exhibit 2.1

Execution Copy

PURCHASE AGREEMENT

BY AND AMONG

CONVERGYS CELLULAR SYSTEMS COMPANY,

NEW CINGULAR WIRELESS PCS, LLC

AND

SBC TOWER HOLDINGS LLC

DATED AS OF JUNE 2, 2011

i

ii

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement), dated as of June 2, 2011, is by and among Convergys Cellular Systems Company, an Ohio corporation (the “Seller”), New Cingular Wireless PCS, LLC, a Delaware limited liability company (“New Cingular Wireless”), and SBC Tower Holdings LLC, a Delaware limited liability company (“Tower Holdings” and, together with New Cingular Wireless, each a “Purchaser” and collectively the “Purchasers”). The Seller and Purchasers are referred to collectively herein as the “Parties” and each individually as a “Party.”

W I T N E S S E T H:

WHEREAS, Seller and New Cingular Wireless are each party to that certain Agreement Establishing Cincinnati SMSA Limited Partnership dated as of December 2, 1982 (the “Partnership Agreement”) and each own partnership interest of Cincinnati SMSA Limited Partnership, a Delaware limited partnership (the “Partnership”);

WHEREAS, Seller owns 33.8849% of the outstanding partnership interests, in the form of limited partner interests in the Partnership;

WHEREAS, Seller (as successor to Cincinnati Bell Cellular Systems Co.) and Tower Holdings are each a party to that certain Second Amended and Restated Operating Agreement dated as of May 31, 2001 (the “Operating Agreement”) and each own limited liability company membership interest of Cincinnati SMSA Tower Holdings LLC, a Delaware limited liability company (“Tower LLC”);

WHEREAS, Seller owns 45.0672% of the outstanding limited liability company membership interests in Tower LLC;

WHEREAS, Seller desires to sell to New Cingular Wireless, and New Cingular Wireless desires to purchase from Seller, all of the Seller’s limited partner interests of the Partnership, pursuant to the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Seller desires to sell to Tower Holdings, and Tower Holdings desires to purchase from Seller, all of the Seller’s limited liability company membership interests of Tower LLC, pursuant to the terms and subject to the conditions set forth in this Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein made, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto, intending to become legally bound, hereby agree as follows:

ARTICLE I - DEFINITIONS

Section 1.1 Certain Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Action” means any cause of action, charge, demand, suit, proceeding, complaint, lawsuit, grievance, charge, hearing, examination, inquiry, investigation, hearing, criminal prosecution, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, arbitration, claim (including a claim of a violation of Law) or other action brought, conducted or heard by or before any Governmental Authority or arbitrator, of any nature whether civil, criminal, regulatory, administrative or otherwise, at Law or in equity.

“Affiliate” means any Person controlling, controlled by or under common control with any other Person. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, partnership or other ownership interests, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Assignment Instrument” has the meaning set forth in Section 6.4 hereof.

“Business Day” means any day other than Saturday, Sunday or any other day on which banking institutions in New York City, New York are not open for the transaction of normal banking business.

“Closing” has the meaning set forth in Section 2.3 hereof.

“Closing Date” has the meaning set forth in Section 2.3 hereof.

“Consent” means the consent, Permit, approval, authorization, notice, waiver, exception or similar affirmation of any Governmental Authority or other Person necessary to consummate the transactions contemplated by this Agreement.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, Permit, indenture, note, instrument, lease, license, obligation, mortgage, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which a Party is a party or that is binding on a Party or to which any of the Seller Interests are subject, or pursuant to which a Party has the right to receive income with respect to any of the Seller Interests on and after the Closing Date.

“Convergys” has the meaning set forth in Section 5.2(a) hereof.

“Governmental Authority” means any federal, national, state, regional, provincial, local or foreign government, court of competent jurisdiction, legislature, arbitration tribunal or body, administrative agency, council, department or commission or other governmental or regulatory authority or instrumentality.

“Indemnified Parties” has the meaning set forth in Section 8.1 hereof.

“Indemnifying Party” has the meaning set forth in Section 8.1 hereof.

“Laws” means any foreign, federal, state and local law, statute, constitution, rule, regulation, code, ordinance, decision, or Order promulgated, adopted, enacted, implemented, issued or otherwise put into effect by or under authority of any applicable Governmental Authority or common law.

“Lien” means any mortgage, pledge, charge, claim, encumbrance, license, security interest, option, right of first offer or first refusal, collateral assignment, defect of title or other lien or restriction of any kind (including without limitation any Tax lien), whether based on common law, constitutional provision, statute, Contract or otherwise, and shall include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases, conditional sales and other title exceptions.

“Losses” means any demands, claims, suits, settlements, judgments, awards, losses, liabilities, Actions, assessments, damages, fines, refund of monies, injuries, Taxes, penalties, charges, costs and expenses (whether such costs and expenses relate to claims asserted by Persons indemnified under this Agreement or by third parties), including, without limitation, interest, reasonable expenses of investigation, and reasonable fees and disbursements of counsel, accountants and other experts.

“Material Adverse Effect” means with respect to Seller any change, event, violation, inaccuracy or circumstance the effect of which is both material and adverse to (A) the Seller Interest or (B) the ability of Seller to perform any of its obligations under this Agreement.

“Operating Agreement” has the meaning set forth in the Preamble.

“Order” means any administrative decision or award, judgment, order, injunction, decree, quasi-judicial decision or award, ruling, writ, permit or license of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Governmental Authority.

“Party” and “Parties” have the meaning set forth in the Preamble.

“Partnership” has the meaning set forth in the Preamble.

“Partnership Agreement” has the meaning set forth in the Preamble.

“Permit” means any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets or business.

“Permitted Liens” means Liens arising under the Partnership Agreement or Operating Agreement and Liens arising under securities Laws.

“Person” means an individual, partnership, limited liability partnership, corporation, limited liability company, association, joint stock company, trust, estate, joint venture, unincorporated organization, Governmental Authority or any other entity.

“Purchase Price” has the meaning set forth in Section 2.2 hereof.

“Purchasers” has the meaning set forth in the Preamble.

“Released Claims” has the meaning set forth in Section 8.2 hereof.

“Representative” of a Person means the directors, officers, managers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers, financial advisors or other representatives of such Person.

“Seller” has the meaning set forth in the Preamble.

“Seller Interests” has the meaning set forth in Section 2.1(b) hereof.

“Seller Membership Interest” has the meaning set forth in Section 2.1(b) hereof.

“Seller Partnership Interest” has the meaning set forth in Section 2.1(a) hereof.

“Tax” or “Taxes” means any taxes, duties, assessments, fees, levies, or similar governmental charges, imposed by any taxing authority, wherever located (i.e., whether federal, state, local, municipal, or foreign), including all net income, gross income, gross receipts, net receipts, sales, use, transfer, franchise, privilege, profits, social security, disability, withholding, payroll, telecommunications, utility user, unemployment, employment, excise, severance, property, windfall profits, value added, ad valorem or occupation tax, or any other similar governmental charge or imposition, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tower LLC” has the meaning set forth in the Preamble.

“Transfer Taxes” means all transfer, real property transfer, sales, use, stock, stamp, documentary, filing, recording, grantee/grantor, value added, registration, occupation, privilege, permit, license, authorization and other similar Taxes, fees and costs (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement.

Section 1.2 Terms Generally.

The definitions in Section 1.1 hereof shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The words

“herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof unless the context shall otherwise require. Any reference to any federal, state, regional, provincial, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference in this Agreement to a “day” or a number of “days” without explicit reference to Business Days shall be interpreted as a reference to a calendar day or a number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

ARTICLE II - SALE OF SELLER INTERESTS

Section 2.1 Sale and Purchase of the Seller Interests.

Subject to the terms and conditions of this Agreement and in reliance on the representations, warranties and covenants set forth herein, at the Closing:

(a) Seller will sell, assign, transfer, convey and deliver to New Cingular Wireless, and New Cingular Wireless will purchase, acquire, and accept from the Seller, free and clear of all Liens other than Permitted Liens, all of the right, title and interest in and to all of the Seller’s partnership interests in the Partnership owned or held by the Seller, whether now owned or hereafter acquired (the “Seller Partnership Interest”); and

(b) Seller will sell, assign, transfer, convey and deliver to Tower Holdings, and Tower Holdings will purchase, acquire, and accept from the Seller, free and clear of all Liens other than Permitted Liens, all of the right, title and interest in and to all of the Seller’s limited liability company membership interests in Tower LLC owned or held by the Seller, whether now owned or hereafter acquired (the “Seller Membership Interest” and together with the Seller Partnership Interest, the “Seller Interests”).

Section 2.2 Purchase Price.

Subject to the terms and conditions of this Agreement, at the Closing, as total consideration for the sale of the Seller Interests and all rights of the Seller in and to the Partnership, Tower LLC and their respective assets and profits (the “Purchase Price”):

(a) New Cingular Wireless shall pay to Seller an aggregate amount equal to three hundred fifteen million dollars ($315,000,000) in exchange for all of the Seller Partnership Interest; and

(b) Tower Holdings shall pay to Seller an aggregate amount equal to five million dollars ($5,000,000) in exchange for all of the Seller Membership Interest.

Section 2.3 Closing.

The closing of the transactions contemplated herein (the “Closing”) may be conducted by mail, facsimile, email or other means of electronic transmission and electronic transfers of funds but shall be deemed to take place at the offices of Seyfarth Shaw LLP, 1075 Peachtree Street, N.E., Suite 2500, Atlanta, Georgia 30309-3962 at 12:01 A.M., local time, on July 1, 2011 or such other date as the Parties mutually agree (the “Closing Date”).

Section 2.4 Transfer Taxes.

Any applicable Transfer Taxes payable in connection with this Agreement, the transactions contemplated by this Agreement or the documents giving effect to such transactions shall be borne by the Seller.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to Purchasers that the following statements contained in this Article III are true, correct and complete as of the date hereof and as of the Closing Date:

Section 3.1 Organization.

The Seller is duly formed, validly existing and in good standing under the Laws of the State of Ohio, with full power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

Section 3.2 Authorization.

The execution and delivery of this Agreement and all other instruments and agreements to be executed and/or delivered by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action. This Agreement and all other instruments and agreements to be executed and/or delivered by the Seller as contemplated hereby have been duly executed and delivered by the Seller and constitute the valid and legally binding obligation of the Seller, enforceable in accordance with their respective terms and conditions, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 3.3 Non-Contravention.

The execution and/or delivery of this Agreement and all other instruments and agreements to be executed and/or delivered by the Seller as contemplated hereby, the performance of the Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) give any third party the right to modify, terminate or accelerate any obligation under or result in the creation of any Lien on the Seller Interests, (iv) result in a violation of, or (v) require any Consent by or notice or declaration to, or filing with, any third party or Governmental Authority pursuant to (A) any Law to which the Seller, the Partnership, Tower LLC or any of the Seller’s Affiliates is subject, (B) the organizational documents of the Seller, its Affiliates, the Partnership or Tower LLC as amended through the date hereof or (C) any other Contract, Order, Permit or Action to which the Seller or its Affiliates is subject.

Section 3.4 Ownership.

The Seller is the direct beneficial, legal and record owner of, and has good and marketable title to, all right, title and interest in and to the Seller Interests, free and clear of all Liens other than Permitted Liens, and such Seller Interests are not the subject of any Contract other than this Agreement and the Partnership Agreement or Operating Agreement, as applicable. The Seller has not transferred, assigned or otherwise conveyed the Seller Interests or any other interest in the Partnership or Tower LLC to any other Person. At the Closing, good, valid and marketable title to the Seller Interests will pass to the Purchasers, free and clear of all Liens other than Permitted Liens.

Section 3.5 No Default or Dilution.

To the knowledge of the Seller, the Seller is not currently in breach of the Partnership Agreement or the Operating Agreement and has satisfied any and all obligations, debts or other liabilities that have accrued under the Partnership Agreement and the Operating Agreement.

Section 3.6 No Other Agreements to Sell the Seller Interests.

The Seller has no other obligation, absolute or contingent, to sell or transfer the Seller Interests or to enter into any Contract with respect thereto.

Section 3.7 Legal Actions.

There are no Actions pending or, to the knowledge of the Seller, threatened against or relating to the Seller, the Partnership or Tower LLC which seek to restrain or prohibit or to obtain damages or other relief in connection with any of the transactions contemplated by this Agreement or which would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

Section 3.8 Compliance with Laws and Orders.

The Seller is not in violation of or in default under any Law, Order or Permit applicable to the Seller, the Seller Interests, the Partnership or Tower LLC other than as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

Section 3.9 Brokers.

There are no and will be no claims for brokerage commissions, finders’ fees or similar compensation in connection with this Agreement or any of the transactions contemplated hereby based on any arrangement or agreement arranged by or on behalf of the Seller.

Section 3.10 Information Concerning Partnership.

The Seller acknowledges that New Cingular Wireless is the general partner of the Partnership and that Tower Holdings is a member of Tower LLC and, as a result, such entities have information and access to information concerning the Partnership and Tower LLC, as applicable, that may not be known to the Seller. The Purchasers have provided to the Seller an opportunity to ask questions of Purchasers concerning the Partnership and Tower LLC and all information concerning the Partnership, Tower LLC and the Seller Interests that the Seller has requested in connection with this Agreement. Seller further acknowledges that (a) neither the Purchasers nor any of their Affiliates have made any representation or warranty, expressed or implied, as to the Partnership, Tower LLC or the Seller Interests or the accuracy or completeness of any information regarding the Partnership, Tower LLC or the Seller Interests furnished or made available to Seller and its representatives, except as expressly set forth in this Agreement, and (b) Seller has not relied on any representation or warranty from Purchasers or any of their Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Purchasers hereby represent and warrant to the Seller that the following statements contained in this Article IV are true, correct and complete as of the date hereof and as of the Closing Date:

Section 4.1 Organization.

Each Purchaser is duly formed, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

Section 4.2 Authorization.

The execution and delivery of this Agreement and all other instruments and agreements to be executed and/or delivered by each Purchaser, the performance by each Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action. This Agreement and all other instruments and agreements to be executed and/or delivered by Purchasers as contemplated hereby have been duly executed and delivered by Purchasers and constitute the valid and legally binding obligation of each Purchaser, enforceable in accordance with their respective terms and conditions, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 4.3 Non-Contravention.

The execution and/or delivery of this Agreement and all other instruments and agreements to be executed and/or delivered by Purchasers as contemplated hereby, the performance of each Purchaser’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) give any third party the right to modify, terminate or accelerate any obligation under or result in the creation of any Lien on the Seller Interests, (iv) result in a violation of, or (v) require any Consent by or notice or declaration to, or filing with, any third party or Governmental Authority pursuant to (A) any Law to which Purchasers, the Partnership, Tower LLC or any of Purchasers’ Affiliates is subject, (B) the organizational documents of any Purchaser, its Affiliates, the Partnership or Tower LLC as amended through the date hereof or (C) any other Contract, Order, Permit or Action to which Purchasers or their Affiliates are subject.

Section 4.4 Legal Actions.

There are no Actions pending or, to the knowledge of Purchasers, threatened against or relating to Purchasers, the Partnership or Tower LLC which seek to restrain or prohibit or to obtain damages or other relief in connection with any of the transactions contemplated by this Agreement.

Section 4.5 Compliance with Laws and Orders.

Purchasers are not in violation of or in default under any Law, Order or Permit applicable to Purchasers, the Partnership or Tower LLC that would reasonably be expected to adversely impact the Purchasers’ ability to consummate the transactions contemplated by this Agreement.

Section 4.6 Brokers.

There are no and will be no claims for brokerage commissions, finders’ fees or similar compensation in connection with this Agreement or any of the transactions contemplated hereby based on any arrangement or agreement arranged by or on behalf of Purchasers.

Section 4.7 Ownership.

(a) New Cingular Wireless owns, directly or indirectly, all of the outstanding limited and general partnership interests in the Partnership other than the Seller Partnership Interest. Neither New Cingular Wireless nor any of its Affiliates (i) has entered into any Contract or understanding, whether in writing or, if legally binding, oral, to sell, assign, gift, convey or otherwise transfer any of the outstanding limited or general partnership interests in the Partnership to any Person other than an Affiliate, (ii) has solicited submissions regarding the sale, assignment, gift, conveyance or other transfer of any of the outstanding limited or general partnership interests in the Partnership in the six (6) months preceding the date of this Agreement, or (iii) is currently participating in any discussions or negotiations regarding, or furnishing any information to any other Person regarding, the sale, assignment, gift, conveyance or other transfer of any of the outstanding limited or general partnership interests in the Partnership to any Person other than an Affiliate.

(b) Tower Holdings owns, directly or indirectly, approximately 54.2316% of the outstanding limited liability company interests in Tower LLC. Neither Tower Holdings nor any of its Affiliates (i) has entered into any Contract or understanding, whether in writing or, if legally binding, oral, to sell, assign, gift, convey or otherwise transfer to any Person other than an Affiliate any of the outstanding limited liability company interests in Tower LLC held by Tower Holdings or any of its Affiliates, (ii) has solicited submissions regarding the sale, assignment, gift, conveyance or other transfer by Tower Holdings or any of its Affiliates of any of the outstanding limited liability company interests in Tower LLC in the six (6) months preceding the date of this Agreement, or (iii) is currently participating in any discussions or negotiations regarding, or furnishing any information to any other Person regarding, the sale, assignment, gift, conveyance or other transfer by Tower Holdings or any of its Affiliates of any of the outstanding limited liability company interests in Tower LLC to any Person other than an Affiliate.

Section 4.8 Financial Statements.

Except as set forth on Schedule 4.8, (a) the financial statements of the Partnership dated as of March 31, 2011, or for the period then ended, as the case may be, (the “Financial Statements”): (i) present fairly the assets and liabilities (including reserves) of the Partnership and the results of operations of the Partnership as of the date and for the period set forth therein, and (ii) have been prepared in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect) and (b) there have been no material changes in the financial condition of the Partnership since the date of the Financial Statements.

Section 4.9 Information Concerning Partnership.

Purchasers acknowledge that New Cingular Wireless is the general partner of the Partnership and Tower Holdings is a member of Tower LLC and, as a result, has information and access to information concerning the Partnership and Tower LLC that may not be known to the Seller. Purchasers further acknowledge that (a) neither the Seller nor any of its Affiliates has made any representation or warranty, expressed or implied, as to the Partnership, Tower LLC or the Seller Interests or the accuracy or completeness of any information regarding the Partnership, Tower LLC or the Seller Interests furnished or made available to Purchasers and their representatives, except as expressly set forth in this Agreement, (b) Purchasers have not relied on any representation or warranty from Seller or any of its Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement, and (c) should the Closing occur, Purchasers shall acquire the Seller Interests in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

ARTICLE V - COVENANTS

Section 5.1 Confidentiality.

Neither the Seller nor any Purchaser shall, and each shall direct its Affiliates and Representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of this Agreement or the transactions contemplated by this Agreement or any of the terms, conditions or other aspects of this Agreement and the transactions contemplated hereunder without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided however, that nothing herein shall prohibit disclosure of any information (i) which is necessary or appropriate to disclose to a Governmental Authority or required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance, or (ii) to a Party’s Representatives who are aware of the confidential nature of the information and agree to maintain such information confidential. Subject to this Section 5.1, nothing in this Agreement shall be construed to alter or limit the confidentiality obligations set forth in the Partnership Agreement or the Operating Agreement. The Parties acknowledge that the Seller will disclose in its filings with the U.S. Securities and Exchange Commission and in communications directed to investors or analysts: (a) the existence and terms of this Agreement (including a copy of this Agreement) and the transactions contemplated hereby, (b) the Purchase Price and amount of any gain attributable to the transactions contemplated hereby, and (c) the potential impact of the transaction on future revenues and profits of the Seller. The Seller will use commercially reasonable efforts to provide a draft of any such filing to Purchasers (and an opportunity for Purchasers to comment promptly) prior to making such filing.

Section 5.2 Other Transactions.

The Seller shall deal exclusively and in good faith with Purchasers with regard to the transaction contemplated hereby and will not, and will direct its Affiliates and Representatives not to, (i) solicit submission of or participate in any discussions or negotiations regarding, or furnish any non-public information to any other Person regarding, the sale of any Seller Interests other than Purchasers and their Representatives, (ii) enter into any Contract or understanding, whether in writing or, if legally binding, oral, that would have the effect of preventing the consummation of the transactions contemplated by this Agreement, or (iii) sell, assign, gift, convey or otherwise transfer or subject to any Lien or security interest or otherwise encumber any of the Seller Interests; provided that the foregoing shall not apply to any actions or discussions with respect to a sale, disposition, merger or other business combination of the Seller, Convergys Corporation (“Convergys”) or any Affiliate thereof or any other part of Convergys’ business or any of its Affiliates’ business if such action, discussion or transaction does not prohibit the Seller from fully complying with its obligations under this Agreement.

Section 5.3 Further Assurances.

Each Party agrees that from time to time after the date hereof, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take or cause their respective Affiliates to take such other action, as may be reasonably necessary to carry out the purposes and intent of this Agreement.

Section 5.4 No Consent or First Refusal.

Each Party agrees that, to the extent its Consent is required by any provision of the Partnership Agreement for consummation of the transactions contemplated herein, it hereby approves and fully consents to the transaction and waives any right of first refusal or similar rights provided under the Partnership Agreement.

Section 5.5 Second Quarter Distribution Payment.

After the Closing Date and in accordance with Section 6.3 of the Partnership Agreement and past practices, New Cingular Wireless shall cause the Partnership to pay to the Seller its distribution payment, if any, from the Partnership for the second quarter of 2011.

Section 5.6 Conduct of Business.

From the date hereof and until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 9.2, New Cingular Wireless shall operate, or cause its Affiliates to operate, the Partnership and Tower Holdings shall operate, or cause its Affiliates to operate, Tower LLC in the ordinary course of business consistent with past practice

Section 5.7 Access to Information.

From and after the date hereof until the Closing (or such later period as required with respect to tax matters), to the extent reasonably requested by the Seller, Purchasers shall, and shall cause their Affiliates to, cooperate with and make available to the Seller and the Seller’s Affiliates, during normal business hours and upon reasonable notice, all books and records and information related to the Partnership.

Section 5.8 Rights of First Refusal.

Seller and Tower Holdings shall cooperate and use commercially reasonable efforts to satisfy any rights of first refusal or similar rights granted to any member of Tower LLC (other than Seller, Tower Holdings and their respective Affiliates) pursuant to the Operating Agreement or obtain a waiver of such rights from such member.

ARTICLE VI - CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASERS

The obligations of Purchasers under this Agreement shall be, at the option of Purchasers, subject to the satisfaction of the conditions set forth below, on or prior to the Closing Date. These conditions are solely for the benefit of Purchasers and may be waived by Purchasers at any time in their sole discretion.

Section 6.1 Representations and Warranties.

The representations and warranties made by the Seller in this Agreement and the other documents contemplated hereby shall be complete and correct in all material respects on the Closing Date with the same force and effect as if this Agreement had been executed on and as of the Closing Date.

Section 6.2 Performance of Agreements and Covenants.

Each and all of the agreements and covenants of the Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

Section 6.3 No Restraint or Litigation.

No Action or Order shall have been instituted to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby, or which would materially adversely affect the right of Purchasers to own and control the Seller Interests, free and clear of any Liens other than Permitted Liens, following the Closing.

Section 6.4 Closing Deliveries of the Seller.

Seller shall have made all of the following closing deliveries:

(a) the Seller shall deliver or cause to be delivered to New Cingular Wireless an assignment instrument transferring, conveying and assigning the Seller Partnership Interest to New Cingular Wireless, in substantially the form attached hereto as Exhibit A (the “Partnership Interest Assignment Instrument”), duly executed by the Seller;

(b) the Seller shall deliver or cause to be delivered to Tower Holdings an assignment instrument transferring, conveying and assigning the Seller Membership Interest to Tower Holdings, in substantially the form attached hereto as Exhibit B (the “Membership Interest Assignment Instrument”), duly executed by the Seller; and

(c) the Seller shall deliver or cause to be delivered to Purchasers such other instruments or documents as reasonably requested by Purchasers to carry out the purposes of this Agreement.

ARTICLE VII - CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE SELLER

The obligations of the Seller under this Agreement shall be, at the option of the Seller, subject to the satisfaction of the conditions set forth below, on or prior to the Closing Date. These conditions are solely for the benefit of the Seller and may be waived by the Seller at any time in its sole discretion.

Section 7.1 Representations and Warranties.

The representations and warranties made by Purchasers in this Agreement and the other documents contemplated hereby shall be complete and correct in all material respects on the Closing Date with the same force and effect as if this Agreement had been executed on and as of the Closing Date.

Section 7.2 Performance of Agreement and Covenants.

Each and all of the agreements and covenants of Purchasers to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects

Section 7.3 No Restraint or Litigation.

No Action or Order shall have been instituted to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby, or which would materially adversely affect the right of the Seller to sell the Seller Interests, free and clear of any Liens other than Permitted Liens, following the Closing.

Section 7.4 Closing Deliveries of Purchasers.

Purchasers shall have made all of the following closing deliveries:

(a) Purchasers shall deliver or cause to be delivered to the Seller the Partnership Interest Assignment Instrument and the Membership Interest Assignment Instrument, duly executed by the Purchasers;

(b) Purchasers shall deliver or cause to be delivered to the Seller such other instruments or documents as reasonably requested by the Seller to carry out the purposes of this Agreement; and

(c) Purchasers shall deliver the Purchase Price.

ARTICLE VIII - INDEMNIFICATION AND RELEASE

Section 8.1 Indemnification by the Parties.

Each of Seller, on the one hand, and Purchasers on the other (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other Party and its Affiliates and their respective members, managers, partners, officers, directors, employees, Representatives, successors and assigns (the “Indemnified Parties”) from, against, for, and in respect to any and all Losses and reasonable expenses asserted against, imposed upon, or incurred by the Indemnified Parties (whether before or after the Closing) by reason of, resulting from, based on or arising out of:

(a) the breach of any representation or warranty of the Indemnifying Party contained in or made pursuant to this Agreement or in any additional document furnished by the Indemnifying Party in connection herewith;

(b) the breach of any covenant or agreement of the Indemnifying Party in or made pursuant to this Agreement; or

(c) the failure to fully convey the Seller Interests on the part of the Seller or Purchase Price on the part of Purchasers.

Section 8.2 Mutual Release.

Except with respect to the Seller’s right to its distribution payment, if any, from the Partnership for the second quarter of 2011, and except for fraud, each of Seller, on the one hand, and Purchasers on the other hereby fully and forever releases and discharges the other Party and the other Party’s predecessors, successors, assigns, Affiliates, directors, officers, employees and Representatives, and Seller hereby fully and forever releases and discharges the Partnership and

Tower LLC, from any and all known and unknown Losses arising out of, relating to or resulting from the Partnership, Tower LLC or the Seller Interests, including, without limitation, any claims or Actions against Purchasers as assignee of the Seller Interests, as general partner in the Partnership or as a member of Tower LLC, any claims or Actions arising out of, relating to or resulting from the operations or management of the Partnership or Tower LLC by the Purchasers and their Affiliates, or any claims or Actions arising out of, relating to or resulting from transactions contemplated by this Agreement (collectively, the “Released Claims”).

Section 8.3 Covenant Not to Sue.

Each Party hereby covenants, promises and agrees not to bring any Action, legal, equitable or otherwise, in any court of any jurisdiction or in any agency or other unit of any Governmental Authority, against the other or any of the other’s Affiliates, based on or in any way relating to any of the Released Claims.

Section 8.4 Limitation of Liability.

The Parties hereto shall only be liable for actual Losses and in no event shall either Party have any liability for special, speculative, punitive, indirect, consequential, incidental or multiple-based damages or for lost profits or lost business opportunities, however caused, based on any theory of liability, with regard to any indemnification or other claims hereunder or relating hereto.

ARTICLE IX - MISCELLANEOUS

Section 9.1 Survival of Covenants, Indemnifications, Representations and Warranties.

All of the representations and warranties of Seller and Purchasers contained in Articles III and IV, respectively, shall survive the Closing hereunder, and shall continue in full force and effect forever thereafter, except for the representations and warranties set forth in Section 4.8 which shall survive for a period of twelve (12) months following the Closing Date. All covenants and agreements of the Parties set forth in this Agreement to be performed after the Closing Date shall survive the Closing and continue in full force and effect until the full performance thereof.

Section 9.2 Termination.

Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated:

(a) by the mutual written consent of the Seller and Purchasers; or

(b) by either Party if any court of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement (in either case, which the Parties shall have used commercially reasonable efforts to have lifted or reversed).

Section 9.3 Effect of Termination.

In the event of termination of this Agreement by either Party, except as otherwise provided in the following sentence of this Section 9.3, all rights and obligations of the Parties under this Agreement shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach of its covenants, representations or warranties hereunder). Section 5.1 and the provisions of this Article IX (except Section 9.1) shall expressly survive the expiration or termination of this Agreement. Nothing in this Section 9.3 shall be deemed to release any Party from any liability for breach by such Party of its obligations under this Agreement or from any obligations that exist under separate agreements between the Parties.

Section 9.4 Notices.

Any notice, request, instruction or other document to be given hereunder by any Party to the other shall be in writing and delivered by personal delivery, email or other electronic transmission, fax or overnight courier or certified United States mail, postage prepaid, as follows:

If to the Seller:

Convergys Cellular Systems Company

c/o Convergys Corporation

Attn: Julia Houston, General Counsel & Corporate Secretary

201 East Fourth Street

Cincinnati, Ohio 45202

Facsimile: (513) 723-7734

If to Purchasers:

New Cingular Wireless PCS, LLC

c/o AT&T Services, Inc.

208 S. Akard Street, Room 3212

Dallas, Texas 75202

Attn: General Attorney & Associate General Counsel - Mergers &

            Acquisitions

Facsimile: (214) 746-2216

with a copy (which shall not constitute notice hereunder) to:

Seyfarth Shaw LLP

Attn: S. Joel Cartee

1075 Peachtree Street, N.E.

Suite 2500

Atlanta, Georgia 30309-3962

Facsimile: (404) 724-1747

Section 9.5 Headings.

The section headings appearing in this Agreement are for convenience of reference only and shall not be deemed parts hereof.

Section 9.6 Entire Agreement.

This Agreement constitutes the final, entire and complete agreement and understanding between the parties concerning its subject matter, and supersedes and replaces all prior negotiations, proposed agreements and agreements, written and oral. Each of the parties to this Agreement acknowledges that no other party, nor any Representative of any other party, has made any promise, representation or warranty whatsoever, express or implied, not contained in this Agreement, to induce any party to execute this Agreement. Each of the Parties further acknowledges that the Party is not executing this Agreement in reliance on any promise, representation or warranty not contained in this Agreement.

Section 9.7 Severability.

If any of the provisions contained in this Agreement shall be held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect any other provision of this Agreement.

Section 9.8 Expenses.

Each of the Purchasers, on the one hand, and Seller on the other shall be responsible for and bear all of their own costs and expenses incurred by it incident to the negotiation and performance of its obligations hereunder, including, without limitation, the fees and disbursements of counsel, accountants, financial advisors, translators, interpreters, experts and consultants employed by the respective Parties in connection with the transactions contemplated hereby.

Section 9.9 Choice of Law.

This Agreement will be construed, interpreted and the rights of the Parties hereunder determined in accordance with the internal laws of the State of Delaware, without giving effect to that state’s laws concerning the choice of law.

Section 9.10 Resolution of Disputes.

Except with respect to a breach of the obligations of confidentiality and actions detrimental to the assignment and acquisition of the Seller Interests contemplated hereunder, as to which the non-breaching Party shall have the right to seek from any court of proper jurisdiction specific performance, injunctive remedy or other equitable remedies, appropriate officers of Purchasers and Seller shall meet and negotiate in good faith to reach a satisfactory resolution to any dispute arising in connection with this Agreement. If such negotiations do not result in a resolution within ten (10) Business Days after the first meeting of such representatives, then, except as provided in Section 9.12, any dispute, claim or controversy arising under this Agreement or in any way related to this Agreement, or its interpretation, enforceability or inapplicability (including the issue of whether or not the arbitrator has jurisdiction to decide any particular dispute, controversy or claim) will be submitted to binding arbitration at the election of either Purchasers or Seller. The arbitration shall be conducted by a single arbitrator. The arbitration shall be conducted in Dallas, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration award shall be in writing and shall be final and binding, and judgment on the award may be entered in any court having jurisdiction thereof.

Section 9.11 Attorneys’ Fees.

If any Action or arbitration is commenced to enforce any right or remedy under this Agreement, each Party shall be responsible for its attorneys’ fees and litigation or arbitration expenses incurred therein by such Party. The Parties will share equally the expenses of any arbitrators; provided, however, that the Seller or Purchasers, as the case may be, shall have all liability for such expenses if it is determined that such Party did not have a reasonable basis for its asserted claims or defenses in such Action or arbitration.

Section 9.12 Specific Performance.

The Parties acknowledge that money damages may not be an adequate remedy for violations of this Agreement and that any Party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each Party waives any objection to the imposition of such relief and any requirement that the Party seeking relief post a bond or make any similar undertaking in connection therewith. The Parties further agree that (a) by seeking the remedies provided for in this Section 9.12, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.12 are not available or otherwise are not granted, and (b) nothing in this Section 9.12 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 9.12 prior or as a condition to exercising any termination right under Section 9.2 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 9.12 or anything set forth in this Section 9.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.2 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 9.13 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be considered an original, but all of which together shall be considered one and the same instrument.

[Remainder of Page Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date hereof.

SELLER:

CONVERGYS CELLULAR SYSTEMS COMPANY

By:	/s/ Sajid Malhotra
	Name:	Sajid Malhotra
	Title:	Vice President

PURCHASERS:

NEW CINGULAR WIRELESS PCS, LLC By: AT&T Mobility Corporation, its Manager

By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	Senior VP - Corporate Development

SBC TOWER HOLDINGS LLC By: SBC Alloy Holdings, Inc., its Managing Member

By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	Senior VP - Corporate Development

EXHIBIT A

PARTNERSHIP INTEREST ASSIGNMENT INSTRUMENT

PARTNERSHIP INTEREST ASSIGNMENT AND BILL OF SALE

This Partnership Interest Assignment and Bill of Sale (“Assignment”), dated July 1, 2011, is by and between Convergys Cellular Systems Company, an Ohio corporation (“Seller”), and New Cingular Wireless PCS, LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are hereinafter referred to collectively as the “Parties” and each individually as a “Party.”

WHEREAS, the Parties are each party to that certain Agreement Establishing Cincinnati SMSA Limited Partnership dated as of December 2, 1982 and each own partnership interest of Cincinnati SMSA Limited Partnership, a Delaware limited partnership (the “Partnership”);

WHEREAS, the Parties are each party to that certain Purchase Agreement, dated June 2, 2011 (the “Purchase Agreement”) which provides for, among other things, the sale, assignment, transfer, conveyance and delivery (the “Transfer”) of all of Seller’s right, title and interest in and to all of Seller’s partnership interests in the Partnership owned or held by Seller (the “Partnership Interests”) for good and valuable consideration in the amount and on the terms and conditions provided therein;

WHEREAS, Seller now desires to carry out the intent and purpose of the Purchase Agreement by, among other things, executing and delivering this instrument evidencing the Transfer of the Partnership Interests from Seller to Purchaser; and

WHEREAS, capitalized terms used herein that are not otherwise defined shall have the meanings assigned to them in the Purchase Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants, conditions and promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Transfer of Partnership Interests. In exchange for the payment of the Purchase Price as set forth in Section 2.2 of the Purchase Agreement on the date hereof (the receipt, adequacy and legal sufficiency of such consideration are hereby acknowledged), Seller hereby sells, assigns, transfers, conveys and delivers to Purchaser, free and clear of all Liens other than Permitted Liens, all of Seller’s right, title and interest in and to all Partnership Interests, whether now owned or hereafter acquired. Purchaser hereby accepts from Seller the sale, assignment, transfer, conveyance and delivery of all of Seller’s right, title and interest in and to the Partnership Interests, free and clear of all Liens other than Permitted Liens. The Transfer shall be effective at 12:01 am local time on the date hereof.

2.	Instruments of Sale and Transfer; Further Assurances. This Agreement shall be effective to vest in Purchaser all right, title and interest in and to the Partnership Interests. In case at any time after the date hereof any further actions, instruments or documents are reasonably necessary to carry out the purposes of this Agreement, each Party shall take such actions or deliver such instruments or documents.

3.	No Waiver or Modification. Neither the making nor the acceptance of this instrument or any other instruments of conveyance, assignment and transfer executed and delivered by the Parties in connection with the transactions contemplated by this Agreement or the Purchase Agreement shall (i) constitute a waiver or release by any Party of any representations, warranties, liabilities, duties or obligations imposed upon a Party by the terms, conditions and provisions of the Purchase Agreement, or (ii) enlarge, extend, restrict, supersede, replace, amend, waive, limit or otherwise modify the terms, conditions and provisions of the Purchase Agreement. In the event of any discrepancy between the terms hereof and the Purchase Agreement, the terms of the Purchase Agreement shall control.

4.	Choice of Law. This Agreement will be construed, interpreted and the rights of the Parties hereunder determined in accordance with the internal laws of the State of Delaware, without giving effect to that state’s laws concerning the choice of law.

5.	Counterparts. This Agreement may be executed in any number of counterparts, which may be delivered by facsimile or as an attachment to an email transmissions, each of which shall be considered an original, but all of which together shall be considered one and the same instrument.

6.	Amendment. This Agreement may not be changed except in writing executed by all of the Parties hereto.

7.	Entire Agreement. All prior negotiations and agreements by and among the Parties hereto with respect to the subject matter hereof are superseded by this Agreement, the Purchase Agreement and the Membership Interest Assignment Instrument, and there are no representations, warranties, understandings or agreements with respect to the subject matter hereof other than those expressly set forth in this Agreement, the Purchase Agreement or the Membership Interest Assignment Instrument.

[Signatures on following page]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered as of the date first set forth above.

SELLER:
Convergys Cellular Systems Company

By:
Name:
Title:

PURCHASER:
New Cingular Wireless PCS, LLC
By: AT&T Mobility Corporation
Its: Manager

By:
Name:
Title:

[Signature Page to Partnership Interest Assignment and Bill of Sale]

EXHIBIT B

MEMBERSHIP INTEREST ASSIGNMENT INSTRUMENT

MEMBERSHIP INTEREST ASSIGNMENT AND BILL OF SALE

This Membership Interest Assignment and Bill of Sale (“Assignment”), dated July 1, 2011, is by and between Convergys Cellular Systems Company, an Ohio corporation (“Seller”), and SBC Tower Holdings LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are hereinafter referred to collectively as the “Parties” and each individually as a “Party.”

WHEREAS, the Parties are each party to that certain Second Amended and Restated Operating Agreement dated as of May 31, 2001 and each own limited liability company membership interest of Cincinnati SMSA Tower Holdings LLC, a Delaware limited liability company (“Cincinnati LLC”);

WHEREAS, the Parties are each party to that certain Purchase Agreement, dated June 2, 2011 (the “Purchase Agreement”) which provides for, among other things, the sale, assignment, transfer, conveyance and delivery (the “Transfer”) of all of Seller’s right, title and interest in and to all of Seller’s limited liability company membership interests in Cincinnati LLC owned or held by Seller (the “Membership Interests”) for good and valuable consideration in the amount and on the terms and conditions provided therein;

WHEREAS, Seller now desires to carry out the intent and purpose of the Purchase Agreement by, among other things, executing and delivering this instrument evidencing the Transfer of the Membership Interests from Seller to Purchaser; and

WHEREAS, capitalized terms used herein that are not otherwise defined shall have the meanings assigned to them in the Purchase Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants, conditions and promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Transfer of Membership Interests. In exchange for the payment of the Purchase Price as set forth in Section 2.2 of the Purchase Agreement on the date hereof (the receipt, adequacy and legal sufficiency of such consideration are hereby acknowledged), Seller hereby sells, assigns, transfers, conveys and delivers to Purchaser, free and clear of all Liens other than Permitted Liens, all of Seller’s right, title and interest in and to all Membership Interests, whether now owned or hereafter acquired. Purchaser hereby accepts from Seller the sale, assignment, transfer, conveyance and delivery of all of Seller’s right, title and interest in and to the Membership Interests, free and clear of all Liens other than Permitted Liens. The Transfer shall be effective at 12:01 am local time on the date hereof.

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2.	Instruments of Sale and Transfer; Further Assurances. This Agreement shall be effective to vest in Purchaser all right, title and interest in and to the Membership Interests. In case at any time after the date hereof any further actions, instruments or documents are reasonably necessary to carry out the purposes of this Agreement, each Party shall take such actions or deliver such instruments or documents.

3.	No Waiver or Modification. Neither the making nor the acceptance of this instrument or any other instruments of conveyance, assignment and transfer executed and delivered by the Parties in connection with the transactions contemplated by this Agreement or the Purchase Agreement shall (i) constitute a waiver or release by any Party of any representations, warranties, liabilities, duties or obligations imposed upon a Party by the terms, conditions and provisions of the Purchase Agreement, or (ii) enlarge, extend, restrict, supersede, replace, amend, waive, limit or otherwise modify the terms, conditions and provisions of the Purchase Agreement. In the event of any discrepancy between the terms hereof and the Purchase Agreement, the terms of the Purchase Agreement shall control.

4.	Choice of Law. This Agreement will be construed, interpreted and the rights of the Parties hereunder determined in accordance with the internal laws of the State of Delaware, without giving effect to that state’s laws concerning the choice of law.

5.	Counterparts. This Agreement may be executed in any number of counterparts, which may be delivered by facsimile or as an attachment to an email transmissions, each of which shall be considered an original, but all of which together shall be considered one and the same instrument.

6.	Amendment. This Agreement may not be changed except in writing executed by all of the Parties hereto.

7.	Entire Agreement. All prior negotiations and agreements by and among the Parties hereto with respect to the subject matter hereof are superseded by this Agreement, the Purchase Agreement and the Partnership Interest Assignment Instrument, and there are no representations, warranties, understandings or agreements with respect to the subject matter hereof other than those expressly set forth in this Agreement, the Purchase Agreement or the Partnership Interest Assignment Instrument.

[Signatures on following page]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered as of the date first set forth above.

SELLER:

Convergys Cellular Systems Company

By:
Name:
Title:

PURCHASER:

SBC Tower Holdings LLC
By: SBC Alloy Holdings, Inc.
Its: Managing Member

By:
Name:
Title:

[Signature Page to Membership Interest Assignment and Bill of Sale]